                                                Filed Pursuant to Rule 424(b)(3)
                              Registration File Nos. 333-108762 to 333-108762-44

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED NOVEMBER 24, 2003)

                                  $125,000,000

                             [WCI COMMUNITIES LOGO]

       4.0% CONTINGENT CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2023 AND 4,533,915 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

     This prospectus supplement relates to:

     - $125,000,000 principal amount of 4.0% Contingent Convertible Senior Subordinated Notes due 2003;

     - The shares of our common stock issuable upon conversion of the Notes; and

     - The subsidiary guarantees of the Notes on behalf of each of our subsidiary guarantors.

     This prospectus supplement, which supplements our prospectus dated November 24, 2003, contains information about the selling securityholders.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

January 15, 2004

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Selling Securityholders.....................................  S-3
Plan of Distribution........................................  S-6

                            ------------------------

     As used in this prospectus supplement, the terms "company," "we," "our," "ours" and "us", unless the context otherwise requires, refer to WCI Communities, Inc. and its subsidiaries and predecessors as a combined entity.

                            ------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THE PROSPECTUS, AS SUPPLEMENTED BY THIS PROSPECTUS SUPPLEMENT, AND THOSE DOCUMENTS INCORPORATED BY REFERENCE IN THE PROSPECTUS. WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT. THE PROSPECTUS, AS SUPPLEMENTED BY THIS PROSPECTUS SUPPLEMENT, DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY NOTE, RELATED GUARANTEE OR SHARES OF COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE OFFERED BY THE PROSPECTUS, AS SUPPLEMENTED BY THIS PROSPECTUS SUPPLEMENT, BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT NOR ANY SALE MADE UNDER IT IMPLIES THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS OR THAT THE INFORMATION IN THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT IS CORRECT AS OF ANY DATE AFTER THE DATE OF THIS PROSPECTUS SUPPLEMENT.

                            SELLING SECURITYHOLDERS

     We originally issued the Notes in a private placement that closed on August 5, 2003. The initial purchasers of the Notes have advised us that the Notes and the related guarantees were resold in transactions exempt from the registration requirements of the Securities Act to "qualified institutional buyers," as defined in Rule 144A of the Securities Act. Selling securityholders may offer and sell the Notes and the related guarantees and/or offer and sell the shares of our common stock they received upon conversion of the Notes pursuant to this prospectus.

     The selling securityholders are offering Notes and related guarantees and/or shares of our common stock received upon conversion of the Notes under this prospectus pursuant to existing registration rights conferred by the registration rights agreement, dated as of August 5, 2003, among us, the guarantors named therein and Deutsche Bank Securities Inc. and Raymond James & Associates, Inc., as initial purchasers. The following table sets forth information, as of January 15, 2004, with respect to the selling securityholders and the principal amounts of Notes and number of shares of our common stock issuable upon conversion of the Notes beneficially owned by each selling securityholder that may be offered under this prospectus. Other than with respect to HBK Master Fund L.P. the selling security holders only own Notes or shares of our common stock into which the Notes are convertible. HBK Master Fund L.P. owns 14,200 shares of our common stock in addition to the Notes and the shares of common stock into which the Notes are convertible. Therefore, if any selling security holder, other than HBK Master Fund L.P., sells the maximum number of Notes or shares of common stock permitted to be sold pursuant to this prospectus, such selling security holder would, following such sale, no longer own any of the Notes or shares of our outstanding common stock. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the Notes or our common stock issuable upon conversion of the Notes. Because the selling securityholders may offer all or some portion of the Notes or our common stock, no estimate can be given as to the amount of the Notes or our common stock that will be held by the selling securityholders upon termination of any particular sale. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes in transactions exempt from the registration requirements of the Securities Act or pursuant to the shelf registration statement and amendments or supplements thereto. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the Notes and our common stock received by those selling securityholders upon conversion of the Notes. Identification of any additional selling securityholders who exercise their registration rights, if any, will be made in a post-effective amendment to the registration statement of which this prospectus is a part.

                                                                                                     NUMBER OF SHARES
                                                                                                     OF COMMON STOCK
                                                                                                    BENEFICIALLY OWNED
                                                                                                    AFTER THE SALE OF
                                                                                                      MAXIMUM NUMBER
                                                                              MAXIMUM NUMBER           OF SHARES OF
                                PRINCIPAL AMOUNT OF                            OF SHARES OF            COMMON STOCK
                                NOTES BENEFICIALLY    PERCENTAGE OF NOTES    COMMON STOCK THAT    ----------------------
NAME OF SELLING SECURITYHOLDER         OWNED              OUTSTANDING         MAY BE SOLD(1)       NUMBER     PERCENTAGE
------------------------------  -------------------   -------------------   -------------------   ---------   ----------
Akanthos Arbitrage Master
  Fund, L.P.(2)..............      $ 12,500,000              10.00%               453,391                --       --
BP Amoco PLC Master Trust(3)..     $    862,000                  *                 31,266                --       --
CALAMOS(R) Market Neutral
  Fund--CALAMOS(R) Investment
  Trust(4)...................      $ 10,000,000               8.00%               362,713                --       --
Canyon Capital Arbitrage
  Master Fund, Ltd.(5).......      $  6,000,000               4.80%               217,628                --       --
Canyon Value Realization Fund
  (Cayman), Ltd.(6)..........      $  8,200,000               6.56%               297,425                --       --
Canyon Value Realization Fund,
  L.P.(7)....................      $  3,000,000               2.40%               108,814                --       --
Canyon Value Realization Mac
  18, Ltd. (RMF)(8)..........      $  1,200,000                  *                 43,526                --       --
CNH CA Master Account,
  L.P.(9)....................      $  2,000,000               1.60%                72,543                --       --
DBAG London(10)..............      $ 15,500,000              12.40%               562,205                --       --
Fore Convertible Master Fund
  Ltd.(11)...................      $  4,710,000               3.77%               170,838                --       --

                                                                                                     NUMBER OF SHARES
                                                                                                     OF COMMON STOCK
                                                                                                    BENEFICIALLY OWNED
                                                                                                    AFTER THE SALE OF
                                                                                                      MAXIMUM NUMBER
                                                                              MAXIMUM NUMBER           OF SHARES OF
                                PRINCIPAL AMOUNT OF                            OF SHARES OF            COMMON STOCK
                                NOTES BENEFICIALLY    PERCENTAGE OF NOTES    COMMON STOCK THAT    ----------------------
NAME OF SELLING SECURITYHOLDER         OWNED              OUTSTANDING         MAY BE SOLD(1)       NUMBER     PERCENTAGE
------------------------------  -------------------   -------------------   -------------------   ---------   ----------
Guggenheim Portfolio Company
  VIII, LLC(12)..............      $    940,000                  *                 34,095                --       --
HBK Master Fund L.P.(13).....      $  7,000,000               5.60%               253,899            14,200        *
HighBridge International
  LLC(14)....................      $ 15,000,000              12.00%               544,070                --       --
Hotel Union & Hotel Industry
  of Hawaii Pension
  Plan(15)...................      $    304,000                  *                 11,026                --       --
Jefferies & Company
  Inc.(16)...................      $      7,000                  *                    254                --       --
Man Convertible Bond Master
  Fund, Ltd.(17).............      $  5,433,000               4.35%               197,062                --       --
Man Mac 1 Limited(18)........      $    940,000                  *                 34,095                --       --
National Bank of Canada c/o
  Putnam Lovell NBF Securities
  Inc.(19)...................      $  2,000,000               1.60%                72,543                --       --
Quattro Fund Ltd(20).........      $  4,000,000               3.20%               145,085                --       --
Sphinx Convertible Arb Fund
  SPC(21)....................      $    324,000                  *                 11,752                --       --
SSI Blended Market-Neutral,
  LP(22).....................      $    584,000                  *                 21,182                --       --
SSI Hedged Convertible Market
  Neutral L.P.(23)...........      $    636,000                  *                 23,069                --       --
St. Thomas Trading,
  Ltd.(24)...................      $  9,567,000               7.65%               347,008                --       --
TD Securities (USA)
  Inc.(25)...................      $  9,410,000               7.53%               341,313                --       --
Viacom Inc. Pension Plan
  Master Trust(26)...........      $     28,000                  *                  1,016                --       --
Zurich Institutional Benchmark
  Management c/o Quattro
  Fund(27)...................      $  1,000,000                  *                 36,271
Zurich Institutional Benchmark
  Master Fund Ltd. c/o SSI
  Investment Management(28)...     $  1,755,000               1.40%                63,656                --       --
Unnamed securityholders or any
  future transferees,
  pledgees, donees or
  successors of or from any
  such unnamed security
  holder(29).................      $  2,100,000               1.68%                76,170
Total........................      $125,000,000              100.0%             4,533,915                --       --

------------

 *  Less than 1%.

(1) Assumes conversion of all of the holder's Notes initially at a conversion price of $27.57 per share, which is equal to a conversion rate of approximately 36.2713 shares of our common stock per $1,000 principal amount of the Notes. However, this conversion rate will be subject to adjustment as described under "Description of the Notes--Conversion Rights--Conversion Price Adjustments." As a result, the amount of our common stock issuable upon conversion of the Notes may increase or decrease in the future.

(2) Michael Kao exercises investment control over the Notes owned by this selling holder and voting and investment control over the Common Stock issuable upon conversion of the Notes owned by this selling holder.

(3) Mr. John Gottfurcht, Mr. George Douglas and Mrs. Amy Joe Gottfurcht exercise investment control over the Notes owned by this selling holder and voting and investment control over the Common Stock issuable upon conversion of the Notes owned by this selling holder.

(4) Nick Calamos exercises investment control over the Notes owned by this selling holder and voting and investment control over the Common Stock issuable upon conversion of the Notes owned by this selling holder.

(5) Joshua Friedman, Mitchell R. Julis, R. Christian B. Evensen and K. Robert Turner exercise investment control over the Notes owned by this selling holder and voting and investment control over the Common Stock issuable upon conversion of the Notes owned by this selling holder.

(6) Joshua Friedman, Mitchell R. Julis, R. Christian B. Evensen and K. Robert Turner exercise investment control over the Notes owned by this selling holder and voting and investment control over the Common Stock issuable upon conversion of the Notes owned by this selling holder.

(7) Joshua Friedman, Mitchell R. Julis and R. Christian B. Evensen exercise investment control over the Notes owned by this selling holder and voting and investment control over the Common Stock issuable upon conversion of the Notes owned by this selling holder.

(8) Joshua Friedman, Mitchell R. Julis, R. Christian B. Evensen and K. Robert Turner exercise investment control over the Notes owned by this selling holder and voting and investment control over the Common Stock issuable upon conversion of the Notes owned by this selling holder.

(9) CNH Partners, LLC is the Investment Advisor of this selling holder and has sole voting and dispositive power over the Notes and the Common Stock issuable upon conversion of the Notes. Investment Principals for the Advisor are Robert Krail, Mark Mitchell, and Todd Pulvino.

(10) Dan Azzi exercises investment control over the Notes owned by this selling holder and voting and investment control over the Common Stock issuable upon conversion of the Notes owned by this selling holder.

(11) The Controlling Shareholder of Fore Convertible Master Fund Ltd. is BISYS Hedgefund Holdings, Limited. The main shareholder of BISYS Hedgefund Holdings, Limited is BISYS Group, Inc., a publicly traded company.

(12) Lauren Katzovitz, Kevin Felix and Patrick Hughes exercise investment control over the Notes owned by this selling holder and voting and investment control over the Common Stock issuable upon conversion of the Notes owned by this selling holder.

(13) HBK Investments L.P. may be deemed to have sole voting power and sole dispositive power over the shares held by HBK Master Fund L.P. pursuant to an Investment Management Agreement between HBK Investments L.P. and HBK Master Fund L.P. The following individuals have control over HBK Investments L.P.: Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard L. Booth, David C. Haley and Jamiel A. Akhtar.

(14) Highbridge International LLC is a subsidiary of Highbridge Capital Corp. Highbridge Capital Management is the trading advisor for both funds. Glenn Dubin and Henry Swieca are the principals of Highbridge Capital Management.

(15) Mr. John Gottfurcht, Mr. George Douglas and Mrs. Amy Joe Gottfurcht exercise investment control over the Notes owned by this selling holder and voting and investment control over the Common Stock issuable upon conversion of the Notes owned by this selling holder.

(16) Mr. John Gottfurcht, Mr. George Douglas and Mrs. Amy Joe Gottfurcht exercise investment control over the Notes owned by this selling holder and voting and investment control over the Common Stock issuable upon conversion of the Notes owned by this selling holder.

(17) John Null and J.T. Hansen are the principals of Marin Capital Partners, L.P. which is the investment advisor for this selling holder. They exercise investment control over the Notes owned by this selling holder and voting and investment control over the Common Stock issuable upon conversion of the Notes owned by this selling holder.

(18) Michael Collins exercises investment control over the Notes owned by this selling holder and voting and investment control over the Common Stock issuable upon conversion of the Notes owned by this selling holder.

(19) National Bank of Canada is a publicly traded company.

(20) Brian Swain, Andrew Kaplan and Louis Nappoli exercise investment control over the Notes owned by this selling holder and voting and investment control over the Common Stock issuable upon conversion of the Notes owned by this selling holder.

(21) Mr. John Gottfurcht, Mr. George Douglas and Mrs. Amy Joe Gottfurcht exercise investment control over the Notes owned by this selling holder and voting and investment control over the Common Stock issuable upon conversion of the Notes owned by this selling holder.

(22) Mr. John Gottfurcht, Mr. George Douglas and Mrs. Amy Joe Gottfurcht exercise investment control over the Notes owned by this selling holder and voting and investment control over the Common Stock issuable upon conversion of the Notes owned by this selling holder.

(23) Mr. John Gottfurcht, Mr. George Douglas and Mrs. Amy Joe Gottfurcht exercise investment control over the Notes owned by this selling holder and voting and investment control over the Common Stock issuable upon conversion of the Notes owned by this selling holder.

(24) John Null and J.T. Hansen are the principals of Marin Capital Partners, L.P. which is the investment advisor for this selling holder. They exercise investment control over the Notes owned by this selling holder and voting and investment control over the Common Stock issuable upon conversion of the Notes owned by this selling holder.

(25) TD Securities (USA) Inc. is a wholly owned subsidiary of Toronto Dominion Bank, a publicly traded company.

(26) Mr. John Gottfurcht, Mr. George Douglas and Mrs. Amy Joe Gottfurcht exercise investment control over the Notes owned by this selling holder and voting and investment control over the Common Stock issuable upon conversion of the Notes owned by this selling holder.

(27) Mr. John Gottfurcht, Mr. George Douglas and Mrs. Amy Joe Gottfurcht exercise investment control over the Notes owned by this selling holder and voting and investment control over the Common Stock issuable upon conversion of the Notes owned by this selling holder.

(28) Mr. John Gottfurcht, Mr. George Douglas and Mrs. Amy Joe Gottfurcht exercise investment control over the Notes owned by this selling holder and voting and investment control over the Common Stock issuable upon conversion of the Notes owned by this selling holder.

(29) Information about these unnamed selling securityholders will be set forth in a post-effective amendment to the registration statement of which this prospectus is a part.

                              PLAN OF DISTRIBUTION

     We are registering the Notes and the related guarantees and shares of our common stock received upon conversion of the Notes covered by this prospectus to permit securityholders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the Notes and the related guarantees or the sale of shares of our common stock received upon conversion of the Notes offered by this prospectus.

     The selling securityholders and their successors, including their transferees, pledgees or donees or their successors, may sell the Notes and the related guarantees as well as the sale of shares of our common stock received upon conversion of the Notes directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The Notes and the related guarantees as well as the sale of shares of our common stock received upon conversion of the Notes may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

      -- on any national securities exchange, U.S. inter-dealer system of a registered national securities association or quotation service on which the Notes and the related guarantees or shares of our common stock may be listed or quoted at the time of sale;

      --   in the over-the-counter market;

      -- in transactions otherwise than on these exchanges, systems services or in the over-the-counter market;

      -- through the writing of options, whether the options are listed on an options exchange or otherwise; or

      --   through the settlement of short sales.

     In connection with the sale of the Notes and the related guarantees as well as the sale of shares of our common stock received upon conversion of the Notes or otherwise, the selling securityholders may enter into hedging transactions with the broker-dealers or other financial institutions, which may in turn engage in short sales of the Notes or our common stock issuable upon conversion of the Notes in the course of hedging the positions they assume. The selling securityholders may also sell the Notes or our common stock short and deliver these securities to close out their short positions, or loans or pledge the Notes or the shares of our common stock issuable upon conversion of the Notes to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling securityholders from the sale of the Notes and the related guarantees or the sale of shares of our common stock received upon conversion of the Notes offered by them will be the purchase price of the Notes or shares of our common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Notes and the related guarantees or proposed purchase of shares of our common stock to be made directly or through agents.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the Notes and the related guarantees and the shares of underlying common stock by the selling securityholders. Selling securityholders may decide not to sell all or a portion of the Notes and the related guarantees and shares of our common stock offered by them pursuant to this prospectus or may decide not to sell Notes and the related guarantees or shares of our common stock under this prospectus. In addition, any selling securityholders may transfer, devise or give the Notes and the related guarantees and shares of our common stock by other means not described in this prospectus. Any Notes, guarantees or our common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     Our common stock is listed for trading on the New York Stock Exchange. We do not intend to list the Notes or the guarantees on any national market or exchange. Although the initial purchasers of the Notes have advised us that they intend to make a market in the Notes, they are not obligated to do so. Therefore, we cannot assure you of the liquidity of the trading market for the Notes.

     In order to comply with the securities laws of some states, if applicable, the Notes and the related guarantees and shares of our common stock received upon conversion of the Notes may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Notes and the related guarantees and our common stock received upon conversion of the Notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the Notes and the related guarantees or shares of our common stock received upon conversion of the Notes may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

     None of the selling securityholders named in this prospectus are broker-dealers, other than Deutsche Bank Securities, Inc., TD Securities (USA) Inc. and Jefferies & Company, Inc. Therefore, with respect to the sale of the Notes and the related guarantees or shares of our common stock received upon conversion of the Notes, Deutsche Bank Securities, Inc., TD Securities (USA) Inc. and Jefferies & Company, Inc. would each be considered an "underwriter" within the meaning of Section 2(11) of the Securities Act. Calamos(R) Market Neutral Fund--Calamos(R) Investment Trust, Canyon Capital Arbitrage Master Fund, Ltd., Canyon Value Realization Fund (Cayman), Ltd., Canyon Value Realization Fund, L.P., Canyon Value Realization MAC 18, Ltd. (RMF), DBAG London, Guggenheim Portfolio Company VIII, LLC, HighBridge International LLC, HBK Master Fund L.P., National Bank of Canada c/o Putnam Lovell NBF Securities Inc. and St. Thomas Trading, Ltd. are affiliates of broker-dealers, and each of these securityholders has represented to us it purchased the Notes and the related guarantees in the ordinary course of business and that, at the time it purchased the Notes and the related guarantees, it did not have any agreements or understandings with any person to distribute the Notes and the related guarantees.

     To the extent required, the specific Notes or our common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commission or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part. Selling securityholders exercising their rights under the registration rights agreement after the effectiveness of the registration statement, of which this prospectus is a part, will be identified by a post-effective amendment.

     Under the registration rights agreement that has been filed as an exhibit to this registration statement, we agreed to use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective until the earlier of:

      -- the sale pursuant to Rule 144 under the Securities Act or the shelf registration statement of all the securities registered thereunder;

      -- the expiration of the holding period applicable to such securities held by persons that are not affiliates of ours under Rule 144(k) under the Securities Act or any successor provision; and

      -- the date on which all of the securities registered thereunder (i) cease to be outstanding or (ii) have been resold pursuant to Rule 144 of the Securities Act.

     We are permitted to prohibit offers and sales of securities pursuant to this prospectus under certain circumstances and subject to certain conditions for a period not to exceed 45 or, in certain circumstances, 60 consecutive days in any 90-day period, provided that the total amount of time that offers and sales of securities pursuant to this prospectus is prohibited does not exceed 90-days during any twelve-month period. During the time periods when the use of this prospectus is suspended, each selling securityholder has agreed not to sell Notes and the related guarantees or shares of our common stock received upon conversion of the Notes. We also agreed to pay additional amounts to certain securityholders of the Notes and shares of our common stock issuable upon conversion of the Notes if the prospectus is unavailable for periods in excess of those permitted.

     Under the registration rights agreement, we and the selling securityholders will each indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the Notes and the related guarantees and the shares of underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.